Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a Q&A provided by AMI Semiconductor Corporation on its internal website on March 13, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 26, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus has been mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Frequently Asked Questions

Question #314: added 26-Feb-2008 09:18 MST

Question:

What happened to the “periodic acquisition newsletter” promised in the video of Keith and Donald? Is it still to be produced?

Answer:

Yes, the acquisition newsletter will be published approximately bi-weekly beginning after the close of the deal. Prior to the close of the deal, this Q&A site is the primary means for distributing information about the acquisition.

Question #318: added 28-Feb-2008 13:41 MST

Question:

I reached the ten-year employment anniversary with AMIS in January 2008. Will I at least get the Award for Service certificate?

Answer:

AMIS will not hold its annual service awards luncheon in 2008, as that is typically held toward the end of the year. At that time, we will be part of ON Semiconductor and will recognize service through department meetings, etc.

Question #317: added 28-Feb-2008 06:42 MST

Question:

AMIS has a bridging policy for rehired employees. Will ON Semiconductor keep this policy and let rehired employees bridge?

Answer:

ON Semiconductor does have a bridging policy, but it differs from the AMI policy. An employee must be rehired at ON Semiconductor within six (6) months of termination in order to bridge. We will change to ON Semiconductor’s policy upon the close of the acquisition.

Question #322: added 01-Mar-2008 14:21 MST

Question:

Is there any possibility that we ( employees ) will get paid after the acquisition is closed, because of the name change? AMI to ON/AMI?

Answer:

When the acquisition is closed, AMI Semiconductor will become part of ON Semiconductor. There is no payment to employees associated with a company name and the name change will not delay or negatively impact payroll services.

Question #323: added 01-Mar-2008 17:06 MST

Question:

Delta refuses to merge with Northwest unless their employees are given the same protection they currently have. Is this the position ON Semiconductor has regarding our upcoming acquisition?

Answer:

The definitive agreement outlining the acquisition of AMI Semiconductor by ON Semiconductor does contain some provisions with respect to employee matters that are customary in our industry. The provisions require that ON Semiconductor recognize service time to AMIS and provide the AMI employees who are employed by ON Semiconductor after the merger with benefits, including health care, that are no less favorable than their existing employees have.

Question #324: added 02-Mar-2008 23:54 MST

Question:

If July will be the effective date of merit increases and there will be retrenchments from March to end of June, will employees be paid based on their new rates? This increase is a result of their efforts in 2007, thus should be incorporated into their severance pay.

Answer:

Severance pay for employees impacted by any Reduction in Force is based on current salary at the time of the reduction. Planned increases, if not yet effective, would not be included in the calculation of severance pay.

Question #325: added 03-Mar-2008 00:01 MST

Question:

We are hearing comments that ON Semiconductor would probably just pay the minimum severance mandated by law in the Philippines. Would there be additional benefits for an employee who served 20 years or more?

Answer:

Per the Philippine Labor Code, employees who are separated by the company due to a reduction in force are entitled to severance pay of one month’s pay per year of service. ON Semiconductor’s severance package would pay that required separation benefit should a Philippine-based employee be separated due to reduction in force.

Question #327: added 03-Mar-2008 12:42 MST

Question:

Is there a possibility the IT dept in the Philippines will be outsourced?

Answer:

Most specific decisions about outsourcing any given support function have not yet been made. All options are being considered in view of business need and cost effectiveness. More information will be provided as it is available.

Question #329: added 04-Mar-2008 15:57 MST

Question:

Will ON Semiconductor consider a buy out for AMIS employees who do not wish to continue employment with ON Semiconductor?

Answer:

ON Semiconductor has confirmed that they currently have no plans to offer a buy out to AMIS employees. Their general desire is that AMIS employees will continue employment with them after the acquisition. In specific cases where it is determined that a position is not needed in the combined company, a severance package will be given.

Question #330: added 04-Mar-2008 16:15 MST

Question:

If an employee received a relocation package and signed a repayment agreement with AMIS to pay back the relocation benefits up to a certain date should the employee voluntarily leave AMIS, is the employee bound to the same agreement with ON Semiconductor?

Answer:

Yes, if an employee voluntarily terminates employment before the expiration of the repayment agreement, the agreement is still in effect after the acquisition close. If the termination is involuntary due to a reduction in force, the employee would not have to repay the relocation benefits.

Question #331: added 05-Mar-2008 11:20 MST

Question:

What should we do with all our old AMIS stationery, letterheads, business cards, etc. Trash it, recycle it?

Answer:

Should the acquisition close, AMIS letterhead and stationary can either be recycled or used as scratch paper. After the close, it should not be used for official company business. Employees can continue to use their existing business cards until new ones are received. New business cards are expected to be ordered a few weeks after the acquisition close.

Question #333: by jeremy kettler added 06-Mar-2008 07:47 MST

Question:

Does ON Semiconductor use temporary employees? What will happen to the AMIS temps that have been working over a year when the acquisition closes?

Answer:

ON Semiconductor will use temporary employees if the strategy warrants. Following the close of the acquisition, ON Semiconductor will consider changes in affected areas’ workload requirements and will deal with those as part of a comprehensive plan.

Question #335: added 06-Mar-2008 10:42 MST

Question:

Will the ON Semiconductor publication policy go into effect immediately after the merger or will the AMIS policy continue for the remainder of the 2008 calendar year?

Answer:

As far as is practical, the intent will be for us to transition to ON Semiconductor policies immediately if and when the deal closes. Detailed information about policy changes will be distributed to employees the week of the close.

Question #313: added 26-Feb-2008 09:13 MST

Question:

Will our summer internship program be available again this year?

Answer:

ON Semiconductor does have an internship program. Their program is primarily focused as a component of their university relations and campus recruiting efforts. We use interns throughout the year, as well, but our summer internship program has historically had a larger component of family and employee relations. We will transition to the ON Semiconductor internship program if and when the acquisition closes.